                February 17, 2011

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Attn:  Mr. Eric Atallah

Re:  Titan Energy Worldwide, Inc.

Dear Mr. Atallah:

We are hereby responding to your comment letter of February 3, 2011.  We have numbered our responses to coincide with the numbering in your comment letter.

Comment 1

Form 10-K for the year ended December 31, 2009

Item 1 Description of business, page 3

We will comply with your request to reconcile the Non-GAAP earnings to the most directly comparable GAAP liquidity measure.

Comment 2

Note 1 Background and Summary of Significant Accounting Polices, page F-7

Going Concern, page F-8

We confirm that we will not present accumulated deficit excluding certain transactions in our future filings.

Comment 3

Segment Reporting page F-11

We plan to disclose that we operate in two segments in our Form 10K for the year ended December 31, 2010, which is due on March 31, 2011. We will prepare the comparative data in this note for the year ended December 31, 2009.

Prior to June 1, 2009, as part of our Power Distribution business, we sold services primarily to customers that were buying the power distribution equipment, and the Company focused on the combined total margin of the job. There were many customers that would only buy power distribution if it came with a service contract. Company decisions were focused on total customer profitability, and the gross margin of each area was sometimes arbitrary since we were not managing these areas separately and allocating costs between them. In addition, we did not offer additional services such as energy audits or remote monitoring at that time.  We had no incentive program in place to sell service contracts.  As a result of our acquisitions in the Energy Service sector in 2010 and 2009 and changes made in 2010 in how we manage our business as noted below, beginning in the fourth quarter of 2010, we now have an Energy Service segment distinct from our Power Distribution business.

On June 1, 2009, we acquired Groves Power, which also sold equipment and services. This acquisition increased our services revenue by 50%. Our strategy to grow the Company included the expansion of our Energy Service business, including expansion through acquisitions.  We were successful in acquiring two such companies in 2010, one in January 2010 and the other in November 2010, which added additional services such as energy audits and remote monitoring which were disclosed in our quarterly Form 10-Q’s during 2010. Since that time, we have increased the Company’s breadth of service operations to include operating managers to run the Energy Services business for growth and profitability, and we now evaluate the results of our Energy Services and Power Distribution businesses separately. Based on the above factors, we believe that we began managing our business as two segments in the fourth quarter of 2010 as we can now allocate our resources and can judge the profitability of our two business segments.

Comment 4

Note 4 Notes Payable page F-13

These note holders had the right to convert the note to common shares at any time from the issuance of the note. If all note holders would have converted on the first day possible a total of 2,240,000 common shares would have been issued.

In evaluating the accounting treatment of the conversion option, we first considered the requirements of ASC 815-15-25 to determine if the conversion option should be separated from the debt instrument. The conversion option would not be a derivative instrument if it were a separate instrument; therefore, we concluded that the embedded conversion option should not be separated and accounted for as a derivative since the criterion of ASC 815-15-25-1(c) was not met.

We concluded that the conversion option would not be a derivative instrument if it were a separate instrument by reference to ASC 815-15-25-51 and ASC 815-40-25. ASC 815-15-25-51 states that a conversion option that requires the purchase of common stock should not be accounted for as a derivative instrument. Moreover, under ASC 815-40-25-1(b) and 25-4(b), contracts that require settlement in shares should be initially classified as equity. ASC 815-40-25-39 further states that paragraphs 815-40-25-7 through 25-35 do not apply if the hybrid contract is a conventional convertible debt instrument into which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares. The debt is convertible at a fixed rate obtained by multiplying the debt and unpaid interest (if any) by 4 and then converting 1-for-1, which results in an effective conversion price of $0.25 per share. The conversion option qualifies for the scope exception provided by 815-10-15-74(a) and would not be a derivative if it were a separate instrument.

Comment 5

Note 4 Notes Payable, page F-13

In clarification of our prior response, we evaluated the accounting treatment of the conversion option in a manner similar to that discussed above in our response to Staff comment 4.

We first considered the requirements of ASC 815-15-25 to determine if the conversion option should be separated from the debt instrument. We concluded that the embedded conversion option should not be separated and accounted for as a derivative since the criterion of ASC 815-15-25-1(c) was not met.

We concluded that the conversion option would not be a derivative instrument if it were a separate instrument since the conversion option requires the purchase of common stock and cannot be net cash settled. As noted above, ASC 815-15-25-51 states that a conversion option that requires the purchase of common stock would not be accounted for as a derivative instrument. Moreover, under ASC 815-40-25-1(b) and 25-4(b), contracts that require settlement in shares should be initially classified as equity. The conversion option qualifies for the scope exception provided by 815-10-15-74(a) and would not be a derivative if it were a separate instrument.

As the convertible option cannot be separated from the host contract, the convertible debt instrument was accounted for in accordance with ASC 470-20-25-4(c). Under this guidance, we included the warrants issuable upon conversion in our calculation of the beneficial conversion feature related to the conversion option.

Comment 6

Accrued Liabilities, page F-14

The Company issued a stock option that has a guaranteed value. The holder of options for 500,000 shares of Company common stock had the right to have the Company buy back the options at $0.25 per option, at the holder’s option, on or before December 31, 2010. We recorded this as a liability and a loss computed by multiplying $0.25 into 500,000 shares which is equal to $125,000.

Comment 7

Item 11 Executive Compensation, page 30

The total value represents the compensation of stock options granted using the Black-Scholes method without regard to the vesting period. We recognize this amount as an expense over the requisite service period.

Comment 8

Item 11 Executive Compensation, page 30

We respectfully believe that it is not necessary to file Mr. Fahrner’s consulting agreement as he returned to full time employment as of October 1, 2010 and his consulting agreement was terminated.

Comment 9

Item 12 Security Ownership, page 32

The Company went back and checked its share registry with its Transfer Agent.  As of March 31, 2010, the Company actually had 24,393,292 shares of common stock outstanding.  As of March 31, 2010, Carl Roundtree beneficially owned 10.2% of the Company’s common stock which includes the 666,600 warrants that he owned.  As of March 31, the Eckhart Grohmann Revocable Trust owned 9.8% of the Company’s common stock which includes the 666,600 warrants that they owned.  The Company has contacted the shareholders to determine their current holdings and advised them that if such ownership is over 5% they are required to make a 13(d) filing. The inconsistency in the % owned in the 10-K resulted from not including the warrants in the denominator which resulted in the higher percentage.

If you have any comments or questions please feel free to contact me at (248) 264-1900.

Sincerely,

/s/ James J. Fahrner
Chief Financial Officer